Exhibit 99.(a)(1)(C)

FORM OF WELCOME LETTER

American Capital, Ltd.

Two Bethesda Metro Center, 14th Floor

Bethesda, MD 20814

(301) 951-6122

[American Capital, Ltd. Logo]

John J Smith                                                                                                   User ID: 123456789

25 Main St

Apartment 5648 3rd Floor

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Stamford, CT 06905

November 30, 2009

Dear John J Smith:

Tender Offer by American Capital, Ltd.

An e-mail was delivered to you today notifying you that American Capital, Ltd. (the “Company”) is offering eligible optionholders the opportunity to receive cash in exchange for their voluntary cancellation of certain stock options to purchase American Capital stock upon the terms and subject to the conditions described in the Offering Memorandum and other related documents (the “Offering Documents”) that are available on the “American Capital Ltd., Tender Offer” website of the tender offer administrator, Computershare Technology Services, Inc. (“Computershare”) and on the “SEC Filings” section of the Company’s website at http://ir.americancapital.com/phoenix.zhtml?c=109982&p=irol-sec (the “Offer”).

In connection with the Offer, a website has been set-up by Computershare to provide you with additional information regarding the tender offer and to process your election. Please use the instructions in this letter to access the website. Your User ID is identified in this document and your Personal Identification Number (PIN) will be mailed to you in a separate letter.

On the website, you will find your personalized election form that identifies which of your stock options are eligible for the offer and shows the cash payment offered for your eligible options (“Election Form”). If you desire to tender your eligible options in the Offer, you must complete and submit the personalized Election Form in accordance with the instructions set forth in the Offering Documents and on the website. If you accept the Offer then you must tender all of your eligible options. If you decide to change or withdraw a previously submitted Election Form, you will need to complete and submit another Election Form in accordance with the instructions set forth in the Offering Documents. Please be advised that you must make your election on the Computershare website prior to the expiration time, which is December 28, 2009 at 11:59 p.m. Eastern Time. Whether you accept the Offer or not, you should complete and submit an Election Form that sets forth your election for your eligible options.

For security purposes when you first access your account via the website, you will be required to change your PIN.

Accessing your Account

Via the website

Step 1: Connect to the Internet

Step 2: Log on to www.participantchoice.com/tenderoffer/ACAS

Step 3: Enter your User ID

Step 4: Enter your PIN and click “Submit”

If you should have issues logging into the website, please contact David Ellis or Christopher Casserly at 301-272-1130 or 301-841-2043, respectively.

Sincerely,
American Capital, Ltd.